Sun Life Financial reports third quarter results

Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Third quarter 2010 financial highlights
- Net income of $453 million, compared to a loss of $140 million in the third quarter of 2009
- Earnings per share (diluted) of $0.79, up from a loss per share of $0.25 in the third quarter of 2009
- Return on equity of 11.2%, up from negative 3.5% in the same period one year ago
- Quarterly dividend of $0.36 per share

TORONTO (November 3, 2010) – Sun Life Financial Inc.[1] (TSX/NYSE: SLF) reported net income of $453 million for the third quarter of 2010, compared with a loss of $140 million in the same period last year. Diluted earnings per share (EPS) were $0.79 compared to a loss per share of $0.25 in the third quarter of 2009.

Net income in the third quarter was driven primarily by improved performance in equity markets, and the favourable impact of management actions and assumption changes which generally occur in the third quarter of each year. The Company increased its mortgage sectoral allowance in anticipation of continued pressure in the U.S. commercial mortgage market, however overall credit experience continued to show improvement over the prior year. The net impact from interest rates on third quarter results was not material as the unfavourable impact of lower interest rates was largely offset by favourable movement in interest rate swaps used for asset-liability management.

Assets under management increased by 10% over the prior year to $455 billion as the Company continues to focus on leveraging its enterprise-wide strength in asset management. The increase was due to improvements in equity markets, growth in Sun Life's wealth businesses primarily due to net sales of mutual and managed funds, and the positive impact of the Lincoln U.K. acquisition, offset by the strengthening of the Canadian dollar.

The Board of Directors of Sun Life Financial today declared a quarterly shareholder dividend of $0.36 per common share, maintaining its current quarterly dividend.

"Improvements in equity markets and continued strong execution of our strategy resulted in solid earnings across major business lines and geographies compared to the same period last year," Donald A. Stewart, Chief Executive Officer, said. "We are pleased with the results in our Canadian and Asian businesses, the progress in the execution of our U.S. strategy and the growth and strong performance of MFS Investment Management. Overall results this quarter also benefited from Sun Life's long-standing focus on risk management."

"Earnings in our Canadian operations reflected an improved economic environment – including equity market gains and an improved credit environment – as well as excellent sales performance," Mr. Stewart said. "Compared to the same period last year, SLF Canada reported increases in sales of fixed interest products and life and health insurance in our Individual Insurance & Investments business, while the Group Benefits business also achieved significant sales growth."

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[1] Together with its subsidiaries and joint ventures, "the Company" or "Sun Life Financial".

"SLF U.S. returned to profitability compared to the prior quarter and the same period last year, reflecting an improvement in equity markets offset partly by unfavourable interest rate movements and a sectoral mortgage allowance in anticipation of continued pressure in the U.S. commercial mortgage market," Mr. Stewart said. "MFS Investment Management continues to perform very well due to positive net sales and improved performance in equity markets. Total assets under management at September 30, 2010 were US$204 billion."

"In Asia, the restructuring of Sun Life Everbright is now complete. We continue to see strong sales growth in China and Indonesia, while sales in India continue to be impacted by industry-wide regulatory changes to unit-linked products," Mr. Stewart said. "Earnings in the U.K. rose substantially compared to the previous period as a result of the addition of the Lincoln U.K. business, which was acquired in the fourth quarter of 2009."

Operational Highlights

The following were notable activities across Sun Life Financial during the third quarter of 2010.

New growth initiatives in SLF Canada
- Sun Life Financial launched Sun*Wise* Essential Series, a new segregated fund solution designed to help Canadians achieve financial security through a guaranteed income for life, allowing clients to customize a solution that effectively meets their individual needs for investing, and retirement and estate planning.
- Sun Life Global Investments (Canada) Inc. launched a new line-up of mutual funds in the Canadian market, with sales beginning October 25, 2010.
- As part of SLF Canada's growth plans for the Quebec market, the Company appointed Isabelle Hudon to the new role of President, Sun Life Financial, Quebec.

Advancing our business in Asia
- In China, Sun Life Everbright Insurance Company Limited (Sun Life Everbright) received regulatory approval for its restructuring as a domestic insurance company. The repositioning allows Sun Life Everbright to capture a larger share of China's growing financial services sector. Sun Life Everbright currently ranks fourth among foreign joint ventures in first year annual premiums collected, compared to eleventh for the same period in 2009.
- Birla Sun Life Asset Management Company Limited (BSLAMC) has been recognized as "The Asset Management Company of the Year" in India by Hong Kong's *The Asset Magazine*. The award acknowledges BSLAMC's comprehensive and innovative offerings, its significant efforts to reach new investors and above-benchmark performance.
- CIMB Sun Life, Sun Life's joint venture with the CIMB Niaga bank in Indonesia was named "Best New Company of the Year" in the country by the International Business Awards. This premier international business award honours companies and their employees for outstanding performance.

Brand campaigns deliver on strategic priorities in Canada and the United States
- Sun Life Financial's first-ever branding and advertising campaign in the U.S., which included the naming rights for Sun Life Stadium in Miami, has increased the Company's name recognition among consumers and advisors - a key strategic priority. According to Cogent Research's Advisor Brandscape^{TM}, advisors rank SLF U.S. in the top 10 among variable annuity providers for aided brand awareness (up from 14th in 2009) and advertising awareness (up from 23rd in 2009).
- In Canada, the Company launched an extensive national television, print and on-line advertising campaign on the importance to Canadians of getting financial advice and creating a plan. The campaign directs Canadians to Sun Life Financial's websites and advisors.

Sun Life Financial maintains a leadership position in Corporate Social Responsibility
- For the second year running, Sun Life Financial is among the 50 most socially responsible companies in Canada, as judged by *Maclean's* magazine and Jantzi-Sustainalytics, a global leader in sustainability analysis.

Strategic divestiture of reinsurance business

- On October 27, 2010, the Company entered into an agreement to sell its life reinsurance business. The transaction is subject to regulatory approval and is expected to close December 31, 2010. The sale is expected to increase the Minimum Continuing Capital and Surplus Requirements (MCCSR) ratio for Sun Life Assurance Company of Canada (Sun Life Assurance) by 10 to 14 percentage points. Additional information on the Company's capital position can be found in the Capital Management and Liquidity section of this document.

Earnings and Profitability

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP). Additional information relating to the Company can be found in its consolidated annual and interim financial statements and accompanying notes (Consolidated Financial Statements), annual and interim management's discussion and analysis (MD&A) and annual information form (AIF), copies of which have been filed with securities regulators in Canada, which may be accessed at **www.sedar.com**, and with the United States Securities and Exchange Commission (SEC), which may be accessed at **www.sec.gov**. The financial results presented in this document are unaudited.

Operating earnings and other financial information based on operating earnings such as operating earnings per share and operating return on equity are non-GAAP financial measures. For additional information please see "Use of Non-GAAP Financial Measures". All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

This document contains forward-looking information and non-GAAP financial measures. Additional information on forward-looking information and non-GAAP measures can be found below in the Forward-Looking Information and Use of Non-GAAP Financial Measures sections.

Financial Summary

	Quarterly results					Year to date	
	Q3'10	Q2'10	Q1'10	Q4'09	Q3'09	**2010**	2009
Common shareholders' net income (loss) ($ millions)	**453**	213	409	296	(140)	**1,075**	238
Operating earnings (loss) ($ millions)	**453**	213	409	296	(140)	**1,075**	265
Basic earnings (loss) per common share (EPS) ($)	**0.80**	0.38	0.72	0.53	(0.25)	**1.90**	0.42
Diluted EPS ($)	**0.79**	0.37	0.72	0.52	(0.25)	**1.88**	0.42
Diluted operating EPS ($)	**0.79**	0.37	0.72	0.52	(0.25)	**1.88**	0.47
Return on common equity (ROE) (%)	**11.2**	5.4	10.5	7.6	(3.5)	**9.1**	2.0
Operating ROE	**11.2**	5.4	10.5	7.6	(3.5)	**9.1**	2.2
Average diluted common shares outstanding (millions)	**570.2**	568.4	566.4	564.0	560.8	**568.4**	561.0
Closing common shares outstanding (millions)	**571.9**	569.2	566.8	564.4	562.4	**571.9**	562.4

Q3 2010 vs. Q3 2009

Sun Life Financial reported net income attributable to common shareholders of $453 million for the quarter ended September 30, 2010, compared to a loss of $140 million in the third quarter of 2009. Net income in the third quarter of 2010 was favourably impacted by $156 million from improved equity market conditions, and $49 million from assumption changes and management actions. The Company increased its mortgage sectoral allowance by $57 million, which reduced net income by $40 million, in anticipation of continued pressure in the U.S. commercial mortgage market, however overall credit experience continued to show improvement over the prior year. The net impact from interest rates on third quarter results was not material as the unfavourable impact of lower interest rates was largely offset by favourable movement in interest rate swaps used for asset-liability management.

Results in the third quarter of 2009 were adversely impacted by the implementation of equity- and interest rate-related actuarial assumption updates and reserve increase for downgrades on the Company's investment portfolio. These decreases were partially offset by reserve releases as a result of favourable equity markets.

Return on equity (ROE) for the third quarter of 2010 was 11.2%, compared with negative 3.5% for the third quarter of 2009. The increase in ROE was primarily the result of higher earnings, which increased to $0.79 per share in the third quarter of 2010 from negative $0.25 per share in the third quarter of 2009.

Q3 2010 vs. Q3 2009 (year-to-date)

Common shareholders' net income for the first nine months of 2010 was $1,075 million, compared to $238 million for the same period in 2009. Results for the first nine months of 2010 benefited from the favourable impact of assumption changes and management actions, partially offset by unfavourable interest rate experience. Results for the first nine months of 2009 reflected unfavourable credit experience and the negative impact of updates to actuarial estimates and assumptions, partially offset by favourable equity and interest rate experience.

Operating net income for the nine months ended September 30, 2010, was $1,075 million, compared to $265 million for the first nine months of 2009. The difference between operating and reported net income for the first nine months of 2009 reflected restructuring costs of $27 million taken as part of the Company's efforts to reduce expense levels and improve operational efficiency. There were no differences between operating and reported net income in the first nine months of 2010.

Assumption Changes and Management Actions

Management makes judgments involving assumptions and estimates relating to the Company's obligations to policyholders, some of which relate to matters that are inherently uncertain. The determination of these assumptions and estimates is fundamental to the Company's financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation, and other factors over the life of its products.

During the third quarter of 2010 the net impact of assumption changes and management actions resulted in an increase in net income of $49 million. The Company generally updates its best estimate assumptions in the third quarter. Other updates to assumptions may occur throughout the year to reflect model refinements, changes in regulatory policies and actuarial standards and practices as well as significant changes to product features.

Q3 2010 assumption changes and management actions by type

Assumption ($ millions)	Impact on net income (after-tax)	Comments
Mortality/morbidity	216	Largely due to favourable changes to the mortality basis in Individual Insurance in SLF U.S., Reinsurance in Corporate, and mortality/morbidity in the Company's Group businesses in SLF Canada and SLF U.S.
Lapse and other policyholder behaviour	(217)	Reflects the impact of higher persistency as a result of low interest rates in Individual Insurance in SLF U.S., as well as higher lapse rates on term insurance renewals in SLF Canada
Expense	(72)	Impact of reflecting recent experience studies across the Company
Investment returns	21	Primarily from refinements related to re-investment strategies and the impact of Company wide revisions to equity and interest rate return assumptions
Other	101	Primarily model refinements to improve the projection of future cash flows and the restructuring of Sun Life Everbright in SLF Asia
Total	49	

Estimated adjusted earnings from operations

In its interim MD&A for the third quarter of 2009, the Company provided a range for its "estimated 2010 adjusted earnings from operations"[2] of $1.4 billion to $1.7 billion. Based on the assumptions and methodology used to determine the Company's estimated adjusted earnings from operations, the Company's adjusted earnings from operations for the third quarter of 2010 were $353 million and $1,087 million for the nine months ended September 30, 2010. Additional information can be found in this news release under the heading Estimated 2010 Adjusted Earnings from Operations.

Performance by Business Group

The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. Additional detail concerning the segments is outlined in Note 4 to the Company's interim Consolidated Financial Statements for the quarter ended September 30, 2010. Financial information concerning SLF U.S. and MFS is presented below in Canadian and U.S. dollars to facilitate the analysis of underlying business trends.

SLF Canada

	Quarterly results					Year to date	
	Q3'10	Q2'10	Q1'10	Q4'09	Q3'09	**2010**	2009
Common shareholders' net income ($ millions)							
Individual Insurance & Investments	**149**	38	138	138	134	**325**	342
Group Benefits	**82**	69	50	72	44	**201**	161
Group Wealth	**31**	39	50	33	41	**120**	120
Total	**262**	146	238	243	219	**646**	623

SLF Canada had net income of $262 million in the third quarter of 2010 compared to $146 million in the second quarter of 2010 and $219 million in the third quarter of 2009. Earnings in the third quarter of 2010 benefited from improved equity market conditions, favourable movement in interest rate swaps used for asset-liability management and credit experience. SLF Canada also benefited from net favourable changes to actuarial estimates and assumptions including the positive impact of equity- and interest rate-related updates in Individual Insurance & Investments and morbidity in Group Benefits. This was partially offset by the unfavourable impact of updated assumptions for policyholder behaviour.-

Results in the third quarter of 2009 were adversely impacted by the implementation of equity- and interest rate-related assumption updates in Individual Insurance & Investments and unfavourable morbidity experience in Group Benefits. These were partially offset by gains resulting from strong equity market performance, product changes, interest rate changes and asset placements.

Earnings for the first nine months of 2010 were $646 million compared to $623 million for the same period last year. Net income increased primarily from the favourable net impact of updates to actuarial estimates and assumptions in the third quarter of 2010, and improved credit experience partially offset by less favourable equity market experience.

In the third quarter of 2010, sales of Individual fixed interest products, including accumulation annuities, GICs and payout annuities, increased 32% from the same period a year ago to $257 million. Sales of Individual life and health insurance increased 12% due, in part, to the successful launch of the Sun Par products. Group Benefits sales were up 58% from the third quarter of 2009 to $106 million, particularly in the large-case market segment. In Group Wealth, Group Retirement Services sales were down 15% primarily due to lower industry activity; however, pension rollover sales remained strong, with a four-quarter average retention rate of 49%.

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[2] Originally referred to as "estimated 2010 normalized earnings from operations". Additional information is available in the Company's interim MD&A for the third quarter of 2009, under the heading "Estimated 2010 normalized earnings from operations".

SLF U.S.

	Quarterly results					Year to date	
	Q3'10	Q2'10	Q1'10	Q4'09	Q3'09	**2010**	2009
Common shareholders' net income (loss) (US$ millions)							
Annuities	**177**	(55)	53	(80)	(186)	**175**	(323)
Individual Insurance	**(171)**	(50)	5	50	(222)	**(216)**	(209)
Employee Benefits Group	**33**	14	28	22	22	**75**	100
Total (US$ millions)	**39**	(91)	86	(8)	(386)	**34**	(432)
Total (C$ millions)	**41**	(95)	88	(9)	(413)	**34**	(456)

SLF U.S. reported net income of C$41 million in the third quarter of 2010 compared to a loss of C$95 million in the second quarter of 2010 and a loss of C$413 million in the third quarter of 2009. The strengthening of the Canadian dollar relative to average exchange rates in the third quarter of 2009 decreased the reported net income in SLF U.S. by C$2 million.

SLF U.S. reported net income of US$39 million in the third quarter of 2010 compared to a loss of US$386 million in the third quarter of 2009. Results in the third quarter of 2010 reflected improved equity market conditions, which were offset by unfavourable interest rate movements, primarily in Individual Insurance, unfavourable morbidity experience, and a sectoral mortgage allowance in anticipation of continued pressure in the U.S. commercial mortgage market. Earnings in the third quarter were also impacted by net unfavourable changes to actuarial estimates and assumptions including updates in Individual Insurance primarily related to future policyholder behaviour. This was partially offset by favourable updates for mortality improvement.

The loss in the third quarter of 2009 was primarily driven by the implementation of equity- and interest rate-related assumption updates, reserve increases for downgrades on the investment portfolio and reserve strengthening for updates to Individual Insurance policyholder behaviour assumptions. Those losses were partially offset by reserve releases related to favourable equity markets.

Common shareholders' net income for the first nine months of 2010 was US$34 million, compared to a loss of US$432 million for the same period last year. The increase in earnings was driven primarily by more favourable credit experience and the reduced net adverse impact of updates to actuarial estimates and assumptions compared to the first nine months of 2009. These improvements were partially offset by unfavourable interest rate movements and morbidity experience in the current year.

Domestic variable annuity sales in the third quarter of 2010 were US$794 million, a decrease of 27% from the same period a year ago reflecting increased competition. Sales in the third quarter of 2009 were higher in advance of continued product changes. As anticipated, fixed annuity sales decreased in the third quarter of 2010 compared to the same period last year, consistent with the Company's decision to de-emphasize this product line. Employee Benefits Group sales in the third quarter of 2010 were US$98 million, an increase of 9% compared to the same period a year ago driven by strong stop-loss sales. Third quarter Individual Insurance domestic sales decreased 56% from the third quarter of 2009 to US$26 million, primarily due to lower corporate-owned life insurance sales.

MFS Investment Management

	Quarterly results					Year to date	
	Q3'10	Q2'10	Q1'10	Q4'09	Q3'09	**2010**	2009
Common shareholders' net income (US$ millions)	**53**	46	47	47	39	**146**	89
Common shareholders' net income (C$ millions)	**55**	47	49	49	43	**151**	103
Pre-tax operating profit margin ratio[3]	**31%**	29%	30%	29%	28%	**30%**	24%
Average net assets (US$ billions)	**195**	191	189	181	162	**192**	143
Assets under management (US$ billions)[3]	**204**	183	195	187	175	**204**	175
Net sales (US$ billions)	**2.3**	3.7	3.1	6.1	7.7	**9.1**	12.8
Asset appreciation (depreciation) (US$ billions)	**18.4**	(15.9)	4.8	6.9	20.0	**7.3**	27.2
S&P 500 Index (daily average)	**1,094**	1,134	1,121	1,088	994	**1,117**	900

MFS reported net income of C$55 million in the third quarter of 2010 compared to earnings of C$47 million in the second quarter of 2010 and earnings of C$43 million in the third quarter of 2009. The strengthening of the Canadian dollar against the U.S. dollar decreased earnings for MFS by C$3 million in the third quarter of 2010 compared to the third quarter of 2009.

In U.S. dollars, earnings in the third quarter of 2010 were US$53 million compared to earnings of US$39 million in the third quarter of 2009. The increase in earnings from the third quarter of 2009 was primarily due to higher average net assets, which increased to US$195 billion in the third quarter of 2010 from US$162 billion in the third quarter of 2009 as a result of strong net sales and improved performance in financial markets.

Earnings for the first nine months of 2010 were US$146 million, compared to US$89 million one year ago. The increase in earnings over the first nine months of 2009 was primarily due to higher average net assets, which increased to US$192 billion for the first nine months of 2010 from US$143 billion in the first nine months of 2009. Strong results are further reflected in MFS' pre-tax operating profit margin ratio, which increased to 30% for the nine months ended September 30, 2010, up from 24% for the same period last year.

Total assets under management at September 30, 2010 were US$204 billion; the first monthly closing assets under management above US$200 billion since 2007. The increase in assets under management from the December 31, 2009 level of US$187 billion was driven by net sales of US$9.1 billion and asset appreciation of US$7.3 billion.

MFS' retail fund performance remains strong with 84% of fund assets ranked in the top half of their Lipper categories based on three-year and five-year performance. Performance in the Global/International equity style has been especially strong, with 97% of fund assets ranking in the top half of their three-year and five-year Lipper averages as of September 30, 2010.

SLF Asia

	Quarterly results					Year to date	
	Q3'10	Q2'10	Q1'10	Q4'09	Q3'09	**2010**	2009
Common shareholders' net income ($ millions)	**37**	23	4	27	13	**64**	49

Third quarter earnings for SLF Asia were $37 million compared to earnings of $23 million in the second quarter of 2010 and earnings of $13 million in the third quarter of 2009. During the third quarter of 2010, the Company's joint venture in China was restructured with the introduction of additional strategic investors. Under the restructuring, which resulted in a net gain of $19 million, the Company's interest in Sun Life Everbright was reduced from 50% to 24.99%. Results in SLF Asia were also higher from improved results in India as a decline in sales resulted in lower levels of new business strain.

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[3] Pre-tax operating profit margin ratio and assets under management are non-GAAP measures. See "Use of Non-GAAP Financial Measures."

Net income for the first nine months of 2010 was $64 million compared to net income of $49 million in the same period one year ago. The increase in net income for the first nine months of 2010 compared to the same period in 2009 was primarily due to a gain from the restructuring of Sun Life Everbright and improved results in India, partially offset by lower earnings in Hong Kong from higher levels of new business strain in 2010.

Individual life sales for the first nine months were down 13% over the same period last year, mainly due to lower sales in India, which have been impacted by major industry-wide regulatory changes to unit-linked products. Excluding India, individual life sales were up 57% driven by sales growth in all other markets. In particular, individual life sales in China and Indonesia were up 178% and 54% respectively.

Corporate

Corporate includes the results of the Company's U.K. operations (SLF U.K.) and Corporate Support, which includes the Company's reinsurance businesses as well as investment income, expenses, capital and other items not allocated to Sun Life Financial's other business segments.

	Quarterly results					Year to date	
	Q3'10	Q2'10	Q1'10	Q4'09	Q3'09	**2010**	2009
Common shareholders' net income (loss) ($ millions)							
SLF U.K.	**50**	102	50	9	10	**202**	(40)
Corporate Support	**8**	(10)	(20)	(23)	(12)	**(22)**	(41)
Total	**58**	92	30	(14)	(2)	**180**	(81)

The Corporate segment reported net income of $58 million in the third quarter of 2010, compared to net income of $92 million in the second quarter of 2010 and a loss of $2 million in the third quarter of 2009. The strengthening of the Canadian dollar relative to average foreign exchange rates in the third quarter of 2009, most notably the British pound, decreased Corporate earnings by C$6 million.

SLF U.K. reported net income of $50 million in the third quarter of 2010, compared to net income of $10 million in the third quarter of 2009. Earnings increased primarily as a result of the addition of the Lincoln U.K. business which was acquired in the fourth quarter of 2009. Results in the third quarter of 2009 in SLF U.K. reflected the implementation of equity- and interest rate-related actuarial assumption updates and reserve increases for downgrades on the investment portfolio. In Corporate Support, net income in the third quarter of 2010 was $8 million, compared to a loss of $12 million one year earlier. The increase of $20 million was primarily attributable to improved results in the run-off reinsurance business and the favourable impact of tax benefits in Corporate Support, partially offset by investment gains which favourably impacted results in the third quarter of 2009.

Net income for the first nine months of 2010 in the Corporate business segment was $180 million compared to a loss of $81 million for the same period last year. Earnings in SLF U.K. were higher primarily as a result of a tax benefit associated with a favourable tax judgment received by the Company, as well as the favourable impact of the Lincoln U.K. acquisition. SLF U.K. results for the first nine months of 2009 included reserve increases for downgrades on the investment portfolio. In Corporate Support, losses for the first nine months were lower primarily due to improved results in the run-off reinsurance business and the favourable impact of tax benefits in Corporate Support, partially offset by investment gains which favourably impacted results in 2009. Results for the first nine months of 2009 also included restructuring charges to improve operational efficiency.

Additional Financial Disclosure

Revenue

Under Canadian GAAP, revenues include (i) regular premiums received on life and health insurance policies and fixed annuity products, (ii) net investment income comprised of income earned on general fund assets and changes in the value of held-for-trading assets and derivative instruments, and (iii) fee income received for services provided. Under Canadian GAAP, segregated fund deposits, mutual fund deposits and managed fund deposits are not included in revenues. As a result, revenue does not fully reflect the sales taking place during the respective periods.

Net investment income can experience volatility arising from quarterly fluctuation in the value of held-for-trading assets. The bonds and stocks which support actuarial liabilities are designated as held-for-trading and, consequently, changes in fair values of these assets are recorded in net investment income in the consolidated statement of operations. Changes in the fair values of assets supporting actuarial liabilities are largely offset by the corresponding movement of the liabilities. The Company performs cash flow testing whereby asset and liability cash flows are projected under various scenarios. When assets backing liabilities are written down in value to reflect impairment or default, the Company conducts actuarial assessments of the amount of assets required to support the actuarial liabilities. Additional detail on the Company's accounting policies can be found in its 2009 annual MD&A.

Revenues ($ millions)

	Quarterly Results					Year to date	
	Q3'10	Q2'10	Q1'10	Q4'09	Q3'09	**2010**	2009
SLF Canada	**3,625**	2,739	2,697	2,291	3,388	**9,061**	9,116
SLF U.S.	**2,403**	2,709	2,134	1,818	3,643	**7,246**	9,896
MFS	**368**	348	346	342	322	**1,062**	909
SLF Asia	**655**	398	398	353	588	**1,451**	1,460
Corporate (net of consolidation adjustments)	**694**	612	480	189	890	**1,786**	1,198
Total as reported	**7,745**	6,806	6,055	4,993	8,831	**20,606**	22,579
Impact of currency and changes in the fair value of held-for-trading assets and derivative instruments	**2,178**	1,227	424	(617)	2,975	**3,829**	5,115
Total adjusted revenue	**5,567**	5,579	5,631	5,610	5,856	**16,777**	17,464

Revenues for the third quarter of 2010 were $7.7 billion, down $1.1 billion from the comparable period a year ago. The overall decrease in revenue included a reduction of $245 million from the strengthening of the Canadian dollar relative to average exchange rates in the third quarter of 2009. Other impacts on revenue, which exclude the impact of currency, include:

(i)   a decrease in net investment income of $617 million. This was primarily due to a reduction in the net gains in fair value of held-for-trading assets and non-hedging derivatives of $552 million and lower investment income of $80 million from reduced bond and mortgage interest and higher asset provisions; and

(ii)   a decrease of $374 million in premium revenue, primarily due to lower fixed annuity premiums in SLF U.S., consistent with the Company's decision to only offer the product on an opportunistic basis; partially offset by

(iii)   an increase in fee income of $150 million on growth in fee-based businesses, including MFS.

Revenues of $20.6 billion for the nine months ended September 30, 2010 were down $2.0 billion from the comparable period a year earlier. The strengthening of the Canadian dollar relative to average exchange rates for the first nine months of 2009 reduced reported revenues by $1.4 billion. Other impacts on revenue, which exclude the impact of currency, include:

(i)   a decrease of $1.4 billion in premium revenue, primarily due to lower fixed annuity premiums in SLF U.S.; partially offset by;

(ii)   an increase in fee income of $601 million, partially due to higher average net asset levels at MFS; and

(iii)   an increase in net investment income of $231 million mostly from fair market value gains in held-for-trading assets.

Assets Under Management (AUM)

AUM[4] were $454.7 billion as at September 30, 2010, compared to $432.6 billion as at December 31, 2009, and $411.9 billion as at September 30, 2009. The increase of $22.1 billion between December 31, 2009 and September 30, 2010 resulted primarily from:

(i)   favourable market movement of mutual, managed and segregated funds totalling $12.3 billion;
(ii) net sales of mutual, managed and segregated funds of $9.7 billion;
(iii) an increase of $4.4 billion from the change in fair value of held-for-trading assets and non-hedging derivatives; and
(iv) business growth of $2.6 billion, mostly in the individual life and wealth businesses; partly offset by
(v)   a decrease of $6.9 billion from a strengthening of the Canadian dollar against foreign currencies compared to the prior period exchange rates.

AUM increased $42.8 billion between September 30, 2009 and September 30, 2010. The increase in AUM related primarily to:

(i)   positive market movements of mutual, managed and segregated funds totalling $22.1 billion;
(ii) net sales of mutual, managed and segregated funds of $16.8 billion;
(iii) an increase of $6.6 billion in segregated funds and $1.3 billion in general funds arising from the acquisition of the Lincoln U.K. business;
(iv) an increase of $3.9 billion from the change in fair value of held-for-trading assets and non-hedging derivates; and
(v)   business growth of $3.2 billion, mostly in the wealth businesses; partially offset by
(vi) a decrease of $11.1 billion from the strengthening of the Canadian dollar against foreign currencies.

Changes in the Balance Sheet and Shareholders' Equity

Total general fund assets were $125.5 billion as at September 30, 2010, compared to $119.5 billion a year earlier and $120.1 billion at December 31, 2009. The increase in general fund assets from December 31, 2009, was primarily the result of an increase of $4.4 billion from the change in value of held-for-trading assets and business growth of $2.6 billion, mostly in the individual life and annuity businesses in North America, partly offset by a reduction of $1.5 billion from the impact of currency fluctuations.

Total general fund assets increased by $6.0 billion from the September 30, 2009 level of $119.5 billion, with an increase in value of held-for-trading assets of $3.9 billion, business growth of $3.2 billion and an increase of $1.3 billion from the acquisition of the Lincoln business in SLF U.K. partly offset by a reduction of $2.4 billion from the strengthening of the Canadian dollar against foreign currencies.

Actuarial and other policy liabilities of $88.2 billion as at September 30, 2010 increased by $3.4 billion compared to December 31, 2009 mainly from changes in the fair value of held-for-trading assets which are reflected in the movement of liabilities and business growth partly offset by a reduction from the impact of currency fluctuations.

Actuarial and other policy liabilities were up by $3.9 billion from the September 30, 2009 amount of $84.3 billion. Business growth, including the favourable impact from the acquisition of the Lincoln business in SLF U.K., the impact related to changes in fair value of held-for-trading assets were partially offset by a decrease resulting from the strengthening of the Canadian dollar against foreign currencies.

---

[4] AUM is a non-GAAP financial measure. See Use of Non-GAAP Financial Measures.

Shareholders' equity, including Sun Life Financial's preferred share capital, was $18.3 billion as at September 30, 2010 compared to $17.2 billion as at December 31, 2009. The movement in the first nine months of 2010 was mainly from:

(i) shareholders' net income of $1.1 billion, before preferred share dividends of $68 million;

(ii) a net increase in unrealized gains (losses) on available-for-sale assets in other comprehensive income (OCI) of $393 million;

(iii) net proceeds of $274 million from issue of 4.35% preferred shares; and

(iv) an increase of $197 million in common shares issued from the Canadian Dividend Reinvestment Plan, and $19 million from stock-based compensation; partially offset by

(v) a decrease of $273 million from the strengthening of the Canadian dollar; and

(vi) common share dividend payments of $605 million.

As at November 1, 2010, Sun Life Financial Inc. had 571.9 million common shares and 82.2 million preferred shares outstanding.

Cash Flows

	Quarterly Results		Year to date	
($ millions)	**Q3'10**	Q3'09	2010	2009
Cash and cash equivalents, beginning of period	**5,848**	8,127	5,865	5,518
Cash flows provided by (used in):				
Operating activities	**327**	934	1,647	2,745
Financing activities	**(155)**	(165)	(196)	612
Investing activities	**(556)**	(140)	(1,938)	202
Changes due to fluctuations in exchange rates	**(103)**	(433)	(17)	(754)
Increase in cash and cash equivalents	**(487)**	196	(504)	2,805
Cash and cash equivalents, end of period	**5,361**	8,323	5,361	8,323
Short-term securities, end of period	**3,972**	3,508	3,972	3,508
Total cash, cash equivalents and short-term securities	**9,333**	11,831	9,333	11,831

Net cash, cash equivalents and short-term securities of $9.3 billion as at the end of the third quarter of 2010 were down by $2.5 billion, compared to the third quarter of 2009.

Cash generated by operating activities was $327 million in the third quarter of 2010 compared to $934 million in the third quarter of 2009. The decrease of $607 million was mainly due to the redemption of medium-term notes in SLF U.S., and lower annuity premiums, partially offset by higher net income. Cash used in investing activities in the third quarter of 2010 was $556 million, compared to $140 million in the third quarter of 2009. The increase in cash used in investing activities was mainly due to a higher level of net long-term investment activity in 2010. The fluctuation of the Canadian dollar compared to foreign currencies decreased cash balances by $103 million in the third quarter of 2010, compared to a decrease of $433 million in the comparable period a year ago.

Cash generated by operating activities was $1.1 billion lower in the nine months of 2010 compared with the same period one year ago due to the redemption of medium-term notes and decreased annuity premiums, partly offset by an increase in net income. Cash used by financing activities was $196 million in the first nine months of 2010, compared with cash provided by financing activities of $612 million in the same period a year ago. The first nine months of 2009 included issuances of senior debentures, subordinated debt and unsecured financing of $1.1 billion partly offset by a lower level of cash dividends due to a higher level of participation in the dividend reinvestment plan. Cash used in investing activities in the first nine months of 2010 was $1.9 billion, compared to cash generated from investing activities of $202 million in the first nine months of 2009. The change of $2.1 billion was mainly due to a higher level of long-term investing activity in the first nine months of 2010. The fluctuation of the Canadian dollar compared to foreign currencies decreased cash balances by $17 million in the first nine months of 2010, compared to a decrease of $754 million in the comparable period a year ago.

Quarterly Financial Results

The following table provides a summary of Sun Life Financial's results for the eight most recently completed quarters. A more complete discussion of the Company's historical quarterly results can be found in the Company's interim and annual MD&As.

Historical financial results

	Q3'10	Q2'10	Q1'10	Q4'09	Q3'09	Q2'09	Q1'09	Q4'08
Common shareholders' net income (loss) ($ millions)	**453**	213	409	296	(140)	591	(213)	129
Operating earnings (loss) ($ millions)	**453**	213	409	296	(140)	591	(186)	(696)
Basic EPS ($)	**0.80**	0.38	0.72	0.53	(0.25)	1.06	(0.38)	0.23
Diluted EPS ($)	**0.79**	0.37	0.72	0.52	(0.25)	1.05	(0.38)	0.23
Diluted operating EPS ($)	**0.79**	0.37	0.72	0.52	(0.25)	1.05	(0.33)	(1.25)
Total revenue ($ millions)	**7,745**	6,806	6,055	4,993	8,831	8,720	5,028	4,706
Total AUM ($ billions)	**455**	434	435	433	412	397	375	381

Second quarter 2010
Net income of $213 million in the second quarter of 2010 was adversely impacted by declining equity markets and unfavourable interest rate movements. These adverse impacts were partially offset by the favourable impact of fixed income investing activities on policy liabilities, and an overall tax recovery during the quarter.

First quarter 2010
Net income of $409 million in the first quarter of 2010 benefited from positive equity market performance, favourable movements in interest rates and the positive impact of asset-liability re-balancing. The Company's acquisition in the fourth quarter of 2009 in the U.K. contributed to the improved performance in the Company's U.K. operations. Higher costs associated with writing increased volumes of new business offset some of the gains from improved economic conditions.

Fourth quarter 2009
Net income of $296 million for the fourth quarter of 2009 reflected a return to more favourable market conditions, including the positive impact of asset-liability re-balancing, improvements in equity markets and increased interest rates, and benefited from an overall tax recovery. These impacts were partially offset by net impairments, downgrades on the Company's investment portfolio and lower asset reinvestment gains from changes in credit spreads.

Third quarter 2009
The loss of $140 million for the third quarter of 2009 was largely as a result of the implementation of equity- and interest rate-related actuarial assumption updates of $513 million and reserve increases of $194 million for downgrades on the Company's investment portfolio, partially offset by reserve releases of $161 million as a result of favourable equity markets.

Second quarter 2009
Net income of $591 million in the second quarter of 2009 was favourably impacted by reserve releases as a result of higher equity markets, increased interest rates and the positive impact of narrowing credit spreads. Strong results from improvements in capital markets in the quarter were partially offset by increased reserves for downgrades on the Company's investment portfolio, changes in asset default assumptions in anticipation of future credit-related losses, and credit impairments.

First quarter 2009

The loss of $213 million in the first quarter of 2009 was due to reserve strengthening, net of hedging, related to equity market declines; reserve increases for downgrades on the Company's investment portfolio; and credit and equity impairments. Excluding after-tax charges of $27 million for restructuring costs taken as part of the Company's actions to reduce expense levels and improve operational efficiency, the Company reported an operating loss of $186 million.

Fourth quarter 2008

Net income of $129 million in the fourth quarter of 2008 was significantly impacted by the continued deterioration in global capital markets and included $682 million in charges related to equity markets, $365 million from asset impairments, credit-related write-downs and spread widening, as well as $164 million from changes to asset default assumptions in anticipation of higher future credit-related losses. Excluding the after-tax gain of $825 million related to the sale of the Company's 37% interest in CI Financial, the Company reported an operating loss of $696 million.

Investments

The Company had total general fund invested assets of $113.2 billion as at September 30, 2010. The majority of the Company's general funds are invested in medium- to long-term fixed income instruments such as bonds and mortgages. The Company's portfolio composition is conservative, with 86% of the general funds in cash and fixed income investments. Stocks and real estate comprised 4% and 4% of the portfolio, respectively. The remaining 6% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

Bonds

As at September 30, 2010, the Company held $68.4 billion of bonds, which constituted 60% of the Company's overall investment portfolio. Bonds with an investment grade of "A" or higher represented 68%, and bonds rated "BBB" or higher represented 96% of the total bond portfolio as at September 30, 2010, unchanged from 96% at December 31, 2009.

Included in the $68.4 billion of bonds, the Company held $14.2 billion of non-public bonds, which constituted 21% of the Company's overall bond portfolio, compared with $13.2 billion, or 22%, as at December 31, 2009. Corporate bonds that are not issued or guaranteed by sovereign, regional and municipal governments represented 71% of the total bond portfolio as at September 30, 2010, compared to 73% as at December 31, 2009. Total government issued or guaranteed bonds as at September 30, 2010 were $20.2 billion.

The Company's gross unrealized losses as at September 30, 2010, for available-for-sale and held-for-trading bonds were $0.2 billion and $1.2 billion, respectively, compared with $0.4 billion and $2.4 billion, respectively, as at December 31, 2009. The decrease in gross unrealized losses was largely due to decreases in interest rates, which had a positive impact on the fair value of bonds.

The Company's bond portfolio as at September 30, 2010, included $14.1 billion in the financial sector, representing approximately 21% of the Company's bond portfolio, or 12% of the Company's total invested assets. This compares to $14.5 billion, or 24% of the Company's bond portfolio as at December 31, 2009. The $0.4 billion decrease in the value of financial sector bond holdings was the result of net sales and maturities and the stronger Canadian dollar partially offset by increases from declining interest rates.

Asset-backed securities

The Company's bond portfolio as at September 30, 2010, included $4.3 billion of asset-backed securities reported at fair value, representing approximately 6% of the Company's bond portfolio, or 4% of the Company's total invested assets. This compares to $4.2 billion as at December 31, 2009. The $0.1 billion increase in the value of asset-backed securities was a combination of net purchases and decreases in interest rates partially offset by the stronger Canadian dollar relative to the prior period-end exchange.

Asset-backed securities ($ millions)

	September 30, 2010			December 31, 2009		
	Amortized cost	**Fair value**	**BBB and higher**	Amortized cost	Fair value	BBB and higher
Commercial mortgage-backed securities	**2,045**	**1,895**	**90.2%**	2,219	1,772	92.9%
Residential mortgage-backed securities						
Agency	**725**	**759**	**100%**	735	768	100.0%
Non-agency	**1,125**	**793**	**66.1%**	1,318	886	80.2%
Collateralized debt obligations	**191**	**131**	**38.2%**	243	169	34.9%
Other[1]	**852**	**734**	**82.1%**	729	571	80.6%
Total	**4,938**	**4,312**	**84.5%**	5,244	4,166	87.5%

[1]Other includes sub-prime, a portion of the Company's exposure to Alt-A and other asset-backed securities.

The Company determines impairments on asset-backed securities by using discounted cash flow models that consider losses under current and expected economic conditions, and a set of assumed default rates and loss-given-default expectations for the underlying collateral pool. Assumptions used include macroeconomic factors, such as commercial and residential property values and unemployment rates. Assumed default rates and loss given default expectations for the underlying collateral pool are assessed on a security-by-security basis based on factors such as the seasoning and geography of the underlying assets, whether the underlying assets are fixed or adjustable rate loans and the likelihood of refinancing at reset dates. If the cash flow modelling projects an economic loss and the Company believes the loss is more likely than not to occur, an impairment is recorded.

Due to the complexity of these securities, different sets of assumptions regarding economic conditions and the performance of the underlying collateral pools can fall into a reasonable range but lead to significantly different loss estimates. The Company's asset-backed portfolio is highly sensitive to fluctuations in macroeconomic factors, assumed default rates for the underlying collateral pool and loss-given-default expectations. In addition, the Company's asset-backed portfolio has exposure to lower-rated securities that are highly leveraged, with relatively small amounts of subordination available below the Company's securities to absorb losses in the underlying collateral pool. For these securities, if a relatively small percentage of the underlying collateral pool defaults, the Company may lose all of its principal investment in the security.

Further write-downs on previously impaired securities may result from continued deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations. In addition, certain U.S. mortgage institutions have instituted or are considering a moratorium on foreclosures and the sale of foreclosed homes. At this time, the impact of imposing a moratorium is not known, but could have an adverse impact on the Company's residential mortgage-backed holdings.

As at September 30, 2010, the Company had indirect exposure to residential sub-prime and Alternative-A (Alt-A) loans of $140 million and $109 million, respectively, together representing approximately 0.2% of the Company's total invested assets. Of these investments, 89% either were issued before 2006 or have an "AAA" rating. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime.

Mortgages and corporate loans
As at September 30, 2010, the Company had a total of $19.4 billion in mortgages and corporate loans. The Company's mortgage portfolio of $13.3 billion consists almost entirely of first mortgages.

Mortgages and corporate loans by geography ($ millions)

	September 30, 2010			December 31, 2009		
	Mortgages	**Corporate loans**	**Total**	Mortgages	Corporate loans	Total
Canada	**7,454**	**5,318**	**12,772**	7,534	5,175	12,709
United States	**5,753**	**517**	**6,270**	6,185	246	6,431
United Kingdom	**53**	**24**	**77**	57	-	57
Other	**-**	**287**	**287**	-	252	252
Total	**13,260**	**6,146**	**19,406**	13,776	5,673	19,449

A recovery of the commercial real estate market would more than likely lag behind the overall economic recovery and largely be dependent on macroeconomic factors such as job growth and consumer confidence. As occupancy rates and leasing terms continue to decrease, borrowers have been experiencing reduced cash flows resulting in an increase in defaults and problem loans, which have become more widespread across property types and geographic locations.

The distribution of mortgages and corporate loans by credit quality as at September 30, 2010, and December 31, 2009, is shown in the following tables. As at September 30, 2010, the Company's mortgage portfolio consisted mainly of commercial mortgages with a carrying value of $13 billion, spread across approximately 4,000 loans, an amount consistent with December 31, 2009 levels. Commercial mortgages include retail, office, multi-family, industrial and land properties. The Company's commercial portfolio has a weighted average loan to value of approximately 60%. The estimated weighted average debt service coverage is 1.6 times, consistent with year-end levels. The Canada Mortgage and Housing Corporation insures 23% of the Canadian commercial mortgage portfolio.

Mortgages and corporate loans past due or impaired ($ millions)

| | September 30, 2010 | | | | | |
| | Gross carrying value | | | Allowance for losses | | |
	Mortgages	**Corporate loans**	**Total**	**Mortgages**	**Corporate loans**	**Total**
Not past due	**$12,992**	**$6,110**	**$19,102**	**$ -**	**$ -**	**$ -**
Past due:						
Past due less than 90 days	**47**	**-**	**47**	**-**	**-**	**-**
Past due 90 to 179 days	**-**	**-**	**-**	**-**	**-**	**-**
Past due 180 days or more	**-**	**-**	**-**	**-**	**-**	**-**
Impaired	**407**	**60**	**467**	**186**	**24**	**$210**
Balance, June 30, 2010	**$13,446**	**$6,170**	**$19,616**	**$186**	**$24**	**$210**

| | December 31, 2009 | | | | | |
| | Gross carrying value | | | Allowance for losses | | |
	Mortgages	Corporate loans	Total	Mortgages	Corporate loans	Total
Not past due	$13,600	$5,649	$19,249	$ -	$ -	$ -
Past due:						
Past due less than 90 days	30	-	30	-	-	-
Past due 90 to 179 days	-	-	-	-	-	-
Past due 180 days or more	-	1	1	-	-	-
Impaired	252	33	285	106	10	116
Balance, December 31, 2009	$13,882	$5,683	$19,565	$106	$10	$116

Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $257 million as at September 30, 2010, $88 million higher than the December 31, 2009 level for these assets. Impaired mortgages, with specific provisions, increased by $155 million to $407 million, mainly due to deteriorating conditions in commercial real estate. Approximately 85% of the impaired mortgage loans are in the United States. In the third quarter, the Company increased its mortgage sectoral allowance by $57 million in anticipation of continued pressure in the U.S. commercial mortgage market, which reduced net income by $40 million in the quarter.

In addition to allowances reflected in the carrying value of mortgages and corporate loans, the Company has provided $3.1 billion for possible future asset defaults for financial assets included in its actuarial liabilities as at September 30, 2010, compared with $2.9 billion as at December 31, 2009. To the extent that an asset is written off, or disposed of, any corresponding amounts set aside for possible future asset defaults in actuarial liabilities in respect of that asset will be released into income. The $3.1 billion for possible future asset defaults excludes the portion of the provision that can be passed through to participating policyholders and provisions for possible reductions in the value of equity and real estate assets supporting actuarial liabilities.

Derivative financial instruments

The values of the Company's derivative instruments are summarized in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative instruments ($ millions)

	September 30, 2010	December 31, 2009
Net fair value	**910**	125
Total notional amount	**42,359**	47,260
Credit equivalent amount	**1,074**	1,010
Risk-weighted credit equivalent amount	**8**	7

The total notional amount decreased to $42.4 billion as at September 30, 2010, from $47.3 billion as at December 31, 2009, primarily due to the unwinding and maturing of interest rate contracts. The net fair value increased to $910 million in the first nine months of 2010 from the 2009 year-end amount of $125 million mainly due to the impact of lower interest rates on interest rate contracts.

The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for available-for-sale and held-for-trading invested assets are equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related actuarial liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

Outlook

The Company is affected by a number of factors which are fundamentally linked to the economic environment. Equity market performance, interest rate levels, credit experience, surrender and lapse experience, currency exchange rates, and spreads between interest credited to policyholders and investment returns can have a substantial impact on the profitability of the Company's operations.

Despite ending the quarter higher, equity markets remained volatile in the third quarter of 2010. Weak economic conditions continued to persist into the early part of the fourth quarter of 2010, increasing the expectation that the Federal Reserve in the U.S. will take measures to stimulate the economy. Stimulative measures such as the repurchase of treasury bonds by the Federal Reserve could lower the yield on these securities, resulting in a lower interest rate environment.

The regulatory environment is evolving as governments and regulators develop enhanced requirements for capital, liquidity and risk management practices. In Canada, the Office of the Superintendent of Financial Institutions Canada (OSFI) is considering a number of changes to the insurance company capital rules, including new guidelines that would establish stand-alone capital adequacy requirements for operating life insurance companies, such as Sun Life Assurance, and that would update OSFI's regulatory guidance for non-operating insurance companies acting as holding companies, such as Sun Life Financial Inc. In addition, OSFI may change the definition of available regulatory capital for determining regulatory capital to align insurance definitions with any changed definitions that emerge for banks under the proposed new Basel Capital Accord.

OSFI is considering more sophisticated risk-based modeling approaches to Minimum Continuing Capital and Surplus Requirements (MCCSR), which could apply to segregated funds and other life insurance products. In particular, OSFI is considering how advanced modeling techniques can produce more robust and risk-sensitive capital requirements for Canadian life insurers. This process includes internal models for segregated fund guarantee exposures. On October 29, 2010 OSFI released a draft advisory, for consultation with the industry and other stakeholders, setting out revised criteria for determining segregated fund capital requirements using an approved model. It is proposed that the new criteria, when finalized, will apply to qualifying segregated fund guarantee models for business written on or after January 1, 2011. The Company is in the process of reviewing the advisory to determine the potential impact of the proposed changes, and will continue to actively participate in the accompanying consultation process.

OSFI will further consider these criteria and their scope of application as part of their announced process for developing more market consistent techniques, including potential credit for hedging, in determining total segregated fund capital requirements. Although it is difficult to predict how long the process for reviewing in-force segregated fund guarantee exposures will take, OSFI expects the review to continue for several years, likely into 2013. It is premature to draw conclusions about the cumulative impact this process will have on capital requirements for Canadian life insurance companies.

The outcome of these initiatives is uncertain and could have a material adverse impact on the Company or on its position relative to that of other Canadian and international financial institutions with which it competes for business and capital. In particular, the draft advisory on changes to existing capital requirements in respect of new segregated fund business may result in an increase in the capital requirements for variable annuity and segregated fund policies currently sold by the Company in the United States and Canada on and after the date the new rules come into effect. The Company competes with providers of variable annuity and segregated fund products that operate under different accounting and regulatory reporting bases in different countries, which may create differences in capital requirements, profitability and reported earnings on these products that may cause the Company to be at a disadvantage compared to some of its competitors in certain of its businesses. In addition, the final changes implemented as a result of OSFI's review of internal models for in-force segregated fund guarantee exposures may materially change the capital required to support the Company's in-force variable annuity and segregated fund guarantee business. Please see the Market Risk Sensitivities and Capital Management and Liquidity sections of this document.

Capital Management and Liquidity

Sun Life Financial has a policy designed to maintain a strong capital position and provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with its businesses and to optimize shareholder return. The Company's capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital-efficient structure and desired capital ratios. Sun Life Financial manages capital for all of its subsidiaries in a manner commensurate with their individual risk profiles.

Sun Life Financial, including all of its business groups, conducts a rigorous capital plan annually where capital options, fundraising alternatives and dividend policies are presented to the Board. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of the capital reviews are presented to the Board on a quarterly basis.

Sun Life Assurance, the Company's principal operating subsidiary in Canada, is subject to the MCCSR capital rules of OSFI. The MCCSR ratio calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. With an MCCSR ratio of 208% as at September 30, 2010, Sun Life Assurance exceeded minimum regulatory levels. The MCCSR ratio was down from both the June 30, 2010 ratio of 210% and the December 31, 2009 ratio of 221%. The decline in the MCCSR ratio from December 31, 2009, was driven primarily by unfavourable market impacts and the impact of 2010 OSFI guidance. On October 12, 2010, the Company redeemed all of the outstanding $300 million principal amount of 6.65% Debentures, Series 3, issued by Clarica Life Insurance Company.

Sun Life Financial will adopt International Financial Reporting Standards (IFRS) as of January 1, 2011. The implementation of IFRS is expected to impact the level of available regulatory capital. Under OSFI's Advisory on Conversion to International Financial Reporting Standards by Federally Regulated Entities, companies may elect to phase-in the impact of conversion to IFRS on retained earnings for regulatory capital purposes. The impact of IFRS conversion on the MCCSR of Sun Life Assurance, the Company's principal operating subsidiary, in the initial reporting period is not expected to be material due to the phase-in provisions. Additional information on IFRS is included in this document under "International Financial Reporting Standards".

Capital is managed both on a consolidated basis under principles that consider all the risk associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which it operates. Sun Life Financial was well above its minimum regulatory levels as at September 30, 2010. As illustrated in the Market Risk Sensitivities section of this document, Sun Life Assurance would remain well above its minimum regulatory levels after a 10% drop in equity markets from September 30, 2010 levels.

The Company's risk management framework includes a number of liquidity risk management procedures, including prescribed liquidity stress testing, active monitoring and contingency planning. The Company maintains an overall asset liquidity profile that exceeds requirements to fund potential demand liabilities under internally prescribed adverse liability demand scenarios. The Company also actively manages and monitors the matching of its asset positions against its commitments, together with the diversification and credit quality of its investments against established targets.

The Company's primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders.

Enterprise Risk Management

Sun Life Financial uses an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks, and systems and processing risks.

Through its ongoing enterprise risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management and to the Risk Review Committee of the Board at least quarterly. Sun Life Financial's enterprise risk management procedures and risk factors are described in the Company's 2009 annual MD&A and AIF.

Market Risk Sensitivities

The Company's earnings are affected by the determination of its policyholder obligations under its annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in the Company's Consolidated Financial Statements, primarily as actuarial liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of its products. Differences between the Company's actual experience and its best estimate assumptions are reflected in its financial statements. The following table sets out the estimated immediate impact or sensitivity of the Company's net income and MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at September 30, 2010.

Market risk sensitivities

Changes in interest rates[1]	September 30, 2010	
	Net income[3] ($ millions)	MCCSR[4]
1% increase	225 – 325	Up to 8 percentage points increase
1% decrease	(375) – (475)	Up to 15 percentage points decrease
Changes in equity markets[2]		
10% increase	75 – 125	Up to 5 percentage points increase
10% decrease	(175) – (225)	Up to 5 percentage points decrease
25% increase	125 – 225	Up to 5 percentage points increase
25% decrease	(575) – (675)	Up to 15 percentage points decrease

[1] Represents a 100 basis point parallel shift in assumed interest rates across the entire yield curve as at September 30, 2010. Variations in realized yields based on different terms to maturity, asset class types, credit spreads and ratings may result in realized sensitivities being significantly different from those illustrated above.

[2] Represents the respective change across all equity markets as at September 30, 2010. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.

[3] The market risk sensitivities include the expected mitigation impact of the Company's hedging programs in effect as at September 30, 2010 and include new business added and product changes implemented during the quarter.

[4] The MCCSR sensitivities illustrate the impact on the MCCSR ratio for Sun Life Assurance as at September 30, 2010.

Variable annuity and segregated fund guarantees

Approximately 75% to 85% of the Company's sensitivity to equity market risk is derived from segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in the Company's Corporate business segment. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization, depending on the market performance of the underlying funds.

The following table provides select information with respect to the guarantees provided in the Company's variable annuity and segregated fund businesses.

Variable annuity and segregated fund risk exposures ($ millions)

September 30, 2010	Fund value	Amount at risk[1]	Value of guarantees[2]	Actuarial liabilities[3]
SLF Canada	11,725	439	11,005	236
SLF U.S.	23,025	2,732	25,489	703
Run-off reinsurance	2,995	743	2,764	499
Total	37,745	3,914	39,258	1,438

December 31, 2009	Fund value	Amount at risk[1]	Value of guarantees[2]	Actuarial liabilities[3]
SLF Canada	10,796	539	10,380	215
SLF U.S.	21,069	3,006	23,944	675
Run-off reinsurance	3,049	811	2,930	452
Total	34,915	4,356	37,254	1,342

[1] The "amount at risk" represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.

[2] For guaranteed lifetime withdrawal benefits, the "value of guarantees" is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

[3] The "actuarial liabilities" represent management's provision for future costs associated with these guarantees in accordance with accounting guidelines and include a provision for adverse deviation in accordance with valuation standards.

The amount at risk at September 30, 2010 decreased from December 31, 2009, primarily due to favourable equity market movement. Actuarial liabilities increased slightly as equity market gains were offset by decreases in interest rates. Fund values and the value of guarantees increased over the first nine months due to new business, while the fund value was also slightly favourably impacted by equity market movement. Movements in foreign exchange rates slightly reduced all the items.

The ultimate cost of providing for the guarantees in respect of the Company's variable annuity and segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, policyholder behaviour and mortality experience, as described in the Risk Factors section in the Company's 2009 AIF, which may result in negative impacts on net income and capital.

Variable annuity and segregated fund equity hedging

The Company has implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the equity market-related volatility in the cost of providing for these guarantees, thereby reducing its exposure to this particular class of equity market risk. As at September 30, 2010, approximately 90% of the Company's total variable annuity and segregated fund contracts, as measured by associated fund values, were included in an equity hedging program. This hedging program reduces the Company's net income sensitivity to equity market declines from variable annuity and segregated fund contracts by approximately 55% to 65%. While a large percentage of contracts are included in the equity hedging program, not all of the equity exposure related to these contracts is hedged. For those variable annuity and segregated fund contracts in the equity hedging program, the Company generally hedges the fair value of expected future net claims costs and a portion of the policy fees. The following table illustrates the impact of the Company's hedging program related to its sensitivity to a 10% and 25% decrease in equity markets for variable annuity and segregated fund contracts.

Impact of variable annuity and segregated fund equity hedging ($ millions)

	September 30, 2010	
Net income[1]	10% decrease[2]	25% decrease[2]
Before hedging	(425) – (475)	(1,175) – (1,275)
Equity hedging impact	250 – 300	650 – 750
Net of equity hedging	(150) – (200)	(475) – (575)

[1] Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

[2] Represents the respective change across all equity markets as at September 30, 2010. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.

Market Risk Sensitivities – additional cautionary language and key assumptions

The Company's market risk sensitivities are forward-looking non-GAAP estimates. These are measures of the Company's estimated net income and capital sensitivities to the changes in interest rate and equity market levels described above, based on interest rates, equity market prices and business mix in place as at September 30, 2010. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the September 30, 2010 calculation date for these sensitivities. These sensitivities also assume that a change to the current valuation allowance on future tax assets is not required.

The sensitivities reflect the composition of the Company's assets and liabilities as at September 30, 2010. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the September 30, 2010 calculation date. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on financial reporting methods and assumptions in effect as at September 30, 2010. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of the Company's future net income and capital sensitivities. Given the nature of these calculations, the Company cannot provide assurance that actual earnings and capital impacts will be within the indicated ranges.

Additional relevant information is provided in the Outlook, Critical accounting policies and estimates, and Risk Management sections in the Company's 2009 annual MD&A and in the Risk Factors section in the Company's 2009 AIF.

Estimated 2010 Adjusted Earnings from Operations

In its interim MD&A for the third quarter of 2009, the Company provided "estimated 2010 adjusted earnings from operations"[5], to illustrate the impact that the changes in market conditions that occurred in the fourth quarter of 2008, and continued into 2009, were expected to have on the Company's financial results in 2010. Based on the assumptions and factors described below, in the third quarter of 2009, the Company estimated that its adjusted earnings from operations for the year ending December 31, 2010 would be in the range of $1.4 billion to $1.7 billion. The Company cautioned that its earnings in 2010 would reflect the lower asset levels and account values that were expected in 2010, as well as higher risk management costs, potential volatility and uncertainty in capital markets, the expected higher levels of capital required by regulators, lower leverage, currency fluctuations and the potential for higher tax costs as governments around the world look to address higher deficits.

Updates to the Company's best estimate assumptions as well as changes in key internal and external indicators during the first nine months of 2010 did not impact the range of its estimated 2010 adjusted earnings from operations that was previously disclosed in the third quarter of 2009.

Based on the assumptions and methodology used to determine the Company's 2010 estimated adjusted earnings from operations, which remain unchanged from the third quarter of 2009, the Company's adjusted earnings from operations for the third quarter of 2010 were $353 million and $1,087 million for the nine months ended September 30, 2010. The following table reconciles the Company's adjusted earnings from operations for the third quarter of 2010 to its common shareholders' net income for the period.

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[5] Originally referred to as "estimated 2010 normalized earnings from operations". Additional information is available in the Company's interim MD&A for the third quarter of 2009, under the heading "Estimated 2010 normalized earnings from operations".

Q3 2010 adjusted earnings from operations

($ millions)	Q3'10
Adjusted earnings from operations[(1)] (after-tax)	**353**
Adjusting items:	
Net equity market impact	156
Management actions and updates to actuarial estimates and assumptions	49
Tax	16
Sectoral allowance in anticipation of continued pressure in the U.S. commercial mortgage market	(40)
Net interest rate impact	(15)
Currency impact	(6)
Other experience gains (losses) (includes $32 million unfavourable mortality/morbidity experience and $4 million unfavourable credit impact)	(60)
Common shareholders' net income	**453**

[(1)]Adjusted earnings from operations excludes: (i) impairments on the Company's invested assets, net of the release of related provisions in the actuarial liabilities during the period; (ii) the impact of changes in actuarial liabilities resulting from changes in the credit ratings on the Company's invested assets during the period; (iii) the impact of equity market changes during the period that differ from the Company's best estimate assumption of approximately 8% growth in equity markets per annum, primarily in the S&P 500, S&P/TSX Composite Index and TSX 60 indices; (iv) the impact of tax-related items that result in the Company's effective tax rate falling outside of a range of 18% to 22% during the period; and (v) certain other items during the period including: changes in credit spreads on corporate bonds that impact the actuarial valuation of in-force policies by changing the future returns assumed on investment of net future cash flows, the impact of asset-liability re-balancing actions taken in response to market conditions, such as equity market, interest rate or credit spread conditions, in order to adjust the Company's asset-liability duration management position in accordance with the Company's policies and practices, including its risk tolerance policies and practices; changes in interest rates that impact the investment returns assumed for new business, as well as the impact of changes in interest rates on the value of derivative instruments employed as part of the Company's hedging program; gains or losses on the sale of the Company's surplus assets; mortality and morbidity experience that differ from the Company's best estimate assumptions; policyholder behaviour, including lapses and surrenders, that differs from the Company's best estimate assumptions; and changes in actuarial methods and assumptions and other management actions, the net effect of which the Company cannot reliably estimate.

Estimated 2010 adjusted earnings from operations is a financial outlook and non-GAAP financial measure that estimates full year 2010 after-tax financial results for the Company based on:

(i) the estimated emergence during the period of expected profit from the Company's insurance business in-force, based on the achievement of current best estimate actuarial assumptions, plus estimated expected profit from the Company's asset management businesses,

(ii) the estimated impact of writing new business during the period,

(iii) estimated investment income earned on the Company's surplus assets, less debt servicing costs, during the period, and

(iv) an effective tax rate for the Company during the period of between 18% and 22%.

Estimated 2010 adjusted earnings from operations is based on economic and other assumptions that include:

(i) growth in equity markets (primarily the S&P 500, S&P/TSX Composite Index and TSX 60) of approximately 8% per annum,

(ii) a business mix, foreign currency exchange rates (e.g., U.S. dollar, U.K. pound), credit spreads (e.g., corporate bond spreads, swap spreads) and interest rates (e.g., Government of Canada and U.S. Treasury rates) consistent with levels as at September 30, 2009, and

(iii) investment returns, tax rates, capital requirements, mortality/morbidity experience and policyholder behaviour consistent with the Company's current best estimate actuarial assumptions.

Estimated 2010 adjusted earnings from operations does not include management actions and changes in assumptions for the valuation of actuarial liabilities, gains and losses and other items outside the range of current best estimate assumptions, such as the market impact on segregated fund guarantees, credit impairments, changes in credit ratings on the Company's fixed income portfolio, and investment-related gains and losses, the net effect of which the Company cannot reliably estimate.

Cautions regarding estimated adjusted earnings from operations

Estimated 2010 adjusted earnings from operations is forward-looking non-GAAP financial information that is based on the assumptions about future economic and other conditions, qualifications and courses of action described above. The Company cannot provide assurance that its reported earnings in 2010 will be within the indicated range and reported financial results in 2010 may differ materially from estimated 2010 adjusted earnings from operations for a variety of reasons, including changes to the economic and other assumptions used to estimate 2010 adjusted earnings from operations, and actual economic and other experience before and during 2010 that is different than the Company's estimates. Estimated 2010 adjusted earnings from operations excludes items that are included in the Company's reported financial results. The Company is subject to a number of sources of volatility that are described above and in the Company's 2009 annual MD&A, which may cause adjusted earnings from operations to be outside of the range of the estimate.

Information related to estimated 2010 adjusted earnings from operations should be read in conjunction with the Forward-Looking Information and Use of Non-GAAP Measures sections in this document, the Critical Accounting Policies and Estimates, Risk Management, Market Risk Sensitivity, and Outlook sections in the Company's 2009 annual MD&A, and Risk Factors section in its 2009 AIF.

Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in the Company's 2009 Consolidated Financial Statements, annual MD&A and AIF.

International Financial Reporting Standards

In accordance with the requirements of the Canadian Accounting Standards Board, Sun Life Financial will adopt IFRS as of January 1, 2011, with comparatives for the prior year. The Company's conversion to IFRS is on track and progressing according to plan. The following describes the status of the key elements of the Company's IFRS changeover plan and provides an assessment of the impact of the conversion to IFRS based on the Company's opening IFRS balance sheet based on the mandatory accounting policy differences and policy choices to date. The accounting policy choices may be subject to change between now and Q4 2011 reporting.

Key elements and milestones	Status
Education and training • Provide technical training to staff and management responsible for the production and interpretation of financial statements by Q4 2009 • Provide regular IFRS training sessions and periodic project updates to the Company's Board of Directors and its Audit Committee • Provide training for staff, management and the Board of Directors on new international financial reporting standards as they become finalized • Determine communications requirements for external stakeholders by Q2 2010	• Technical training of staff and management was completed by Q4 2009 • Training sessions and regular project updates have been provided to the Company's Board of Directors and its Audit Committee since Q2 2008 • Ongoing training will continue through implementation • An education program on the impact of IFRS has been developed for external stakeholders and information sessions planned for the second half of 2010 • Training and awareness on specific issues will continue to be provided to finance and operational groups impacted
Accounting policy changes and financial reporting • Identify and document policy differences between Canadian GAAP and IFRS by Q4 2009 • Assess the presentation and disclosure requirements under IFRS and develop pro forma financial statements and key note requirements by Q2 2010 • Address interim and annual MD&A disclosure requirements for IFRS • Prepare an opening balance sheet under IFRS as at January 1, 2010, and quarterly 2010 comparatives for reporting commencing in 2011	• Key accounting policy differences between Canadian GAAP and IFRS have been identified and documented. Various IFRS standards continue to be assessed and final decisions on accounting policy choices will continue throughout 2010 • Pro forma financial statements including major notes requirements have been developed • Processes for periodic external reporting are in place • The Company is in the process of preparing its 2010 comparative financial statements on an IFRS basis

Information technology and data systems • Identify the impacts on the Company's general ledger and accounting feeder systems as a result of the accounting policy and presentation changes under IFRS by Q4 2009 • Ensure that IFRS systems remain compliant throughout the transition and implementation phase • Assess the impact, and make modifications where necessary to data systems and reporting and analysis tools outside the general ledger and accounting feeder systems	• Changes to existing systems have been developed, tested and implemented • Process and system controls that apply in the current Canadian GAAP production environment remain in place, and where applicable controls have been modified and/or added as required to manage the IFRS conversion and ongoing production of IFRS-based financial statements. • Ongoing monitoring of accounting and general ledger systems and development of systems outside the general ledger and accounting feeder systems that are critical for interim reporting in 2011 will continue through implementation
Impact on business activities • Review all products and lines of business to determine the impact of the conversion to IFRS on reported profitability, pricing, product design and asset-liability management by Q3 2009 • Review all loan and credit facility documents to ensure compliance under IFRS by Q3 2010 • Determine the impact of IFRS changes on capital requirements	• The Company has substantially completed its review of the impact of IFRS on products and lines of business. The implementation of IFRS on January 1, 2011 is not expected to have a material impact on the Company's business activities. The Company is monitoring developments with respect to future accounting changes, which are expected to have a more significant impact on its business activities • Covenants within existing credit facilities have been reviewed internally with no breaches identified
Disclosure Controls and Procedures and Internal Control over Financial Reporting • Identify IFRS policy and related process changes for 2011 reporting (and 2010 comparatives) and assess necessary modifications to the Company's processes and reports • Review all key controls and processes in the Company's internal control over financial reporting (ICFR) and its disclosure controls and procedures (DC&P) under IFRS to ensure the integrity of reporting by Q4 2010	• The Company's existing ICFR and DC&P have been maintained and additional controls and sign-off processes have been established for the preparation of 2010 comparative financial statements. The Company does not expect IFRS to have a significant impact on its current ICFR and DC&P • The Company's ICFR and disclosure controls and processes have been reviewed in light of IFRS policy and related process changes. The required changes to the Company's ICFR and DC&P are being implemented by Q4 2010. The Company's certifying officers plan to complete the design, and evaluate the effectiveness of these controls in Q4 2010

The Company continues to compile and analyze its opening balance sheet, as at January 1, 2010 and quarterly results in 2010 prepared in accordance with IFRS, which will be required for comparative purposes in 2011. In its 2009 annual MD&A, the Company identified the expected changes resulting from the implementation of IFRS that could have a significant impact on the Company's financial statements. The key impacts on the Company's opening IFRS balance sheet that have been identified to date, as well as certain expected impacts on the Company's net income under IFRS are set out below. These items do not represent a complete list of all changes that will occur as a result of the Company's transition to IFRS and should be read in conjunction with the Company's 2009 annual MD&A. Certain measurement principles under IFRS will introduce net income volatility between accounting periods, particularly at the business group level.

Contract classification and measurement
Under IFRS, contract classification determines the accounting and measurement basis. For the Company, existing life, health and annuity policies will be classified as either insurance contracts, investment contracts or service contracts. The majority of the Company's general fund contracts will retain their classification as insurance contracts under IFRS (representing greater than 90% of the current Canadian GAAP insurance liabilities). The measurement basis for these amounts reported as "actuarial and other policy liabilities" will remain the same as under Canadian GAAP until the adoption of a comprehensive new standard on insurance contracts, which is expected to be applicable no earlier than 2013.

Measurement differences will arise on certain existing policies which will be classified as investment contracts under IFRS. A significant component of the Company's general fund investment contract balance under IFRS relates to three series of medium-term notes (MTNs) for US$900 million each issued by the Company in 2005 and 2006. The first series of MTNs matured and were repaid in full on July 6, 2010 with the remaining two series set to mature on July 6, 2011 and October 6, 2013, respectively. The impact from measurement differences on the IFRS opening balance sheet is not expected to be material. However, until the MTNs mature, SLF U.S. may experience quarterly earnings volatility as the fair value of the assets and the fair value of the liabilities in a particular reporting period may not fully offset.

The measurement of insurance contracts and investment contracts within the Company's segregated funds will remain the same under IFRS.

Goodwill
Impairment testing of goodwill will be conducted at a more granular level known as the "cash generating unit" (CGU) under IFRS compared to the testing at a "reporting unit" level for Canadian GAAP (e.g., both fixed annuities and variable annuities are CGUs within SLF U.S.). The determination of a CGU is based primarily on the cash inflows generated. The impairment test for goodwill compares the fair value of a CGU to its carrying value. If the fair value of the CGU exceeds its carrying value, its goodwill is deemed not to be impaired. Conversely, if the carrying value exceeds the fair value of the CGU, the deficiency is considered to be evidence of impairment.

The Company anticipates that it will record a goodwill impairment charge of approximately $1.7 billion (net of tax), to be recognized in opening retained earnings upon transition to IFRS. This impairment relates to substantially all of the goodwill recorded on the acquisition of Keyport Life Insurance Company in the United States in 2001 ($1.1 billion) and a portion of the goodwill recorded on the acquisition of Clarica Life Insurance Company in Canada in 2002 ($0.6 billion). This impairment charge reflects the application of IFRS standards as well as the impact of the economic environment at the opening balance sheet date.

The impairment of goodwill is a non-cash item and will not impact the level of regulatory capital for the Company as existing goodwill is already deducted from available capital for regulatory purposes in the calculation of the MCCSR for Sun Life Assurance.

Share-based payments
Certain share-based payment awards granted to employees of MFS are currently treated as equity-settled awards and are measured at fair value at the date of grant under Canadian GAAP. These vested and unvested awards, as well as the shares that have been issued under these plans, will be recognized as cash-settled liabilities under IFRS and will be re-measured at fair value at each reporting date, until the awards are settled in cash or expire. The current Canadian GAAP basis provides a comparable compensation expense between reporting periods because the expense is fixed at the grant dates. The expense under IFRS will vary with the change in fair value, if any, of the share-based awards and underlying shares (including dividends), thereby increasing net income volatility.

Other share-based plans of the Company and its subsidiaries will not result in material accounting differences under IFRS.

Earnings per share (EPS)
Certain innovative Tier 1 instruments issued by the Company (SLEECS Series A and SLEECS Series B) contain features which enable the holder to convert their securities into preferred shares of Sun Life Assurance. Immediately following this conversion, the Company has the option to settle the preferred shares with cash or common shares of SLF Inc. Under Canadian GAAP, the potential for dilution is evaluated based on Company's past experience and expectation that these securities would be settled in cash rather than shares. Under IFRS, diluted EPS must be based on the presumption that these innovative Tier 1 instruments will be converted into the ultimate issuance of common shares. If these instruments were converted into preferred shares of Sun Life Assurance, 46 million preferred shares valued at $25 per share would be issued, which are convertible into Sun Life Financial common shares based on trading price at that time. If the SLEECs Series A are redeemed at their par call date in 2011, the number of preferred shares issued if converted would be reduced to 8 million. Based on a level of earnings consistent with first quarter 2010 under Canadian GAAP and Sun Life Financial Inc. share price of $29.00, the dilution impact on EPS in a quarter where both SLEECs A and B are outstanding would be $0.03 per share. If the SLEECs Series A are redeemed, the dilution would be reduced to $0.01 per share. The level of dilution to EPS is dependent on the Company's earnings and share price and the number of convertible instruments outstanding.

In addition, the diluted EPS under IFRS excludes the impact of stock-based compensation equity awards of MFS which are accounted for as cash-settled liabilities under IFRS. These awards result in an adjustment to the net income used in the diluted EPS calculation under Canadian GAAP.

Hedge accounting
Certain hedging strategies of the Company may be impacted by changes under IFRS, which include new criteria for the application of hedge accounting and changes to effectiveness testing and measurement of hedging relationships. IFRS does not permit the critical terms matching method for the assessment of hedge effectiveness. In addition, certain hedging strategies accounted for using hedge accounting under Canadian GAAP do not qualify for hedge accounting under IFRS. For example, the Company uses cross currency swaps to hedge the foreign currency exposure related to a portion of SLF Canada surplus assets held in U.S. dollar denominated bonds. Under IFRS, a divergence in movement between Canadian and U.S. swap curves will result in quarterly income volatility. A parallel increase/(decrease) of 25 basis points in the differential between the Canadian and U.S. swap curve will result in a negative/(positive) earnings impact of approximately $30 million, based on the current size of the investment portfolio and the related cross currency swaps used to hedge foreign currency exposure.

While the Company will not achieve hedge accounting under IFRS on this portfolio, the investment strategy and the related hedge continue to be economically viable.

Consolidation and presentation
IFRS requires the consolidation of certain securitized off-balance sheet structures, which did not previously require consolidation under Canadian GAAP. It is anticipated that some off-balance sheet investment structures including collateralized mortgage obligations, collateralized debt obligations and synthetic collateralized debt obligations, totalling approximately $900 million in assets, with an offsetting liability, will be consolidated under IFRS. The impact on opening net equity is expected to be minimal.

In addition, segregated fund assets and liabilities, which were required to be separately presented under Canadian GAAP, will now be included within the Company's total assets and total liabilities. The Company will continue to distinguish these assets and liabilities from general fund assets and liabilities.

IFRS 1 – First Time Adoption of IFRS
IFRS 1 is a financial reporting standard that stipulates the requirements for an entity that is preparing IFRS compliant statements for the first time, and applies at the time of changeover. IFRS 1 provides for optional exemptions to the general rule of retrospective application of IFRS. These optional exemptions include:

(i)   the option to reset all cumulative foreign currency translation differences to zero through retained earnings at transition;

(ii)   the option not to restate the accounting for business combinations on acquisitions prior to transition; and

(iii)   the option to recognize through retained earnings at transition all cumulative unrecognized actuarial gains and losses on defined benefit plans under Canadian GAAP.

While the Company has not finalized its decisions, it currently anticipates making these IFRS elections.

Future accounting standards
On July 30, 2010 the International Accounting Standards Board (IASB) issued an exposure draft for comment, which sets out recognition, measurement and disclosure principles for insurance contracts. The insurance contracts standard under IFRS, as currently drafted, proposes that liabilities be discounted at a rate that is independent of the assets used to support those liabilities. This is in contrast to current rules under Canadian GAAP, where changes in the measurement of assets supporting actuarial liabilities is largely offset by a corresponding change in the measurement of the liabilities.

The Company is in the process of reviewing the exposure draft and is working with a number of industry groups and associations, including the Canadian Life and Health Insurance Association, which submitted a comment letter to the IASB on October 15, 2010. It is expected that measurement changes on insurance contracts, if implemented as drafted, will result in fundamental differences from current provisions in Canadian GAAP, which will in turn have a significant impact on the Company's business activities. In addition, the IASB has a project on accounting for financial instruments, with changes to classification, measurement, impairment and hedging. It is expected the mandatory implementation of both these standards will be no earlier than 2013.
The IASB continues to make changes to other IFRSs and has a number of ongoing projects. The Company continues to monitor all of the IASB projects that are in progress with regards to the 2011 IFRS changeover plan to ensure timely implementation and accounting.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with Canadian GAAP.

There were no changes in the Company's internal control over financial reporting during the period beginning on July 1, 2010, and ended on September 30, 2010, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Use of Non-GAAP Financial Measures

Management evaluates the Company's performance on the basis of financial measures prepared in accordance with Canadian GAAP and certain non-GAAP financial measures. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company's performance and facilitate the comparison of the quarterly and full year results of the Company's ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with Canadian GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to Canadian GAAP measures are included in the Company's annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial Results and Reports – Year-end Reports.

Management measures the Company's performance based on operating earnings and financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Other non-GAAP measures that management uses include (i) financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations; (ii) adjusted revenue, which excludes the impact of currency and fair value changes in held-for-trading assets and derivative instruments from total revenue; (iii) pre-tax operating profit margin ratios for MFS, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS; (iv) assets under management, mutual funds, managed funds and other AUM; and (v) the value of new business, which is used to measure the lifetime profitability of new sales and is based on actuarial amounts for which there are no comparable amounts under Canadian GAAP.

Estimated 2010 adjusted earnings from operations and market sensitivities are forward-looking non-GAAP financial measures, for which there are no directly comparable measures under GAAP and for which a reconciliation is not possible as they are forward-looking information. Reconciliations of those amounts to the most directly comparable Canadian GAAP measures are not accessible on a forward-looking basis because the Company believes it is only possible to provide ranges of the assumptions used in determining those non-GAAP measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period and may have a significant impact on reported net income in 2010.

The following table sets out the items that have been excluded from the Company's operating earnings and provides a reconciliation to the Company's earnings based on Canadian GAAP.

Reconciliation of reported earnings to operating earnings ($ millions)

	Quarterly results							
	Q3'10	Q2'10	Q1'10	Q4'09	Q3'09	Q2'09	Q1'09	Q4'08
Reported earnings (Canadian GAAP)	**453**	213	409	296	(140)	591	(213)	129
After-tax gain (loss) on special items								
Gain on sale of interest in CI Financial	-	-	-	-	-	-	-	825
Restructuring costs to reduce expense levels	-	-	-	-	-	-	(27)	-
Total special items	-	-	-	-	-	-	(27)	825
Operating earnings	**453**	213	409	296	(140)	591	(186)	(696)

Forward-Looking Information

Certain information in this document, including information relating to Sun Life Financial's strategies and other statements that are predictive in nature, that depends upon or refers to future events or conditions, including information set out in this document under the headings Estimated 2010 Adjusted Earnings from Operations, Outlook, Market Sensitivities and International Financial Reporting Standards, that includes words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking information includes the information concerning possible or assumed future results of operations of the Company and statements about the sale of Sun Life Assurance's life retrocession reinsurance business to Berkshire Hathaway Life Co. of Nebraska and the impact of that transaction on Sun Life Assurance's MCCSR. These statements represent the Company's expectations, estimates and projections regarding future events and are not historical facts. Forward-looking information is not a guarantee of future performance and involves risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in this forward-looking information due to, among other factors, the matters set out under Risk Factors in the Company's 2009 AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim Consolidated Financial Statements.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, investment losses and defaults and changes to investment valuations; the creditworthiness of guarantors and counterparties to derivatives; the performance of equity markets; the cost, effectiveness and availability of risk mitigating hedging programs; interest rate fluctuations; other market risks including movement in credit spreads; possible sustained economic downturn; changes in legislation, regulations and guidelines, including tax laws; changes in regulatory capital requirements including regulatory capital required for segregated funds and variable annuities; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks related to market liquidity; market conditions that adversely affect the Company's capital position or its ability to raise capital; downgrades in financial strength or credit ratings; the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of mergers and acquisitions; insurance risks including mortality, morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to product design and pricing; risks relating to policyholder behaviour; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; currency exchange rate fluctuations; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the ability to attract and retain employees; uncertainty in the rate of mortality improvement; the impact of adverse results in the closed block of business; the potential for financial loss related to changes in the environment; the availability, cost and effectiveness of reinsurance; the ineffectiveness of risk management policies and procedures; and the potential for losses from multiple risks occurring simultaneously or in rapid progression. The Company does not undertake any obligation to update or revise its forward-looking information to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

Earnings Conference Call

The Company's third quarter 2010 financial results will be reviewed at a conference call Thursday, November 4, 2010, at 10 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Q3 results from the "Investors" section on the home page 10 minutes prior to the start of the presentation. The webcast and presentation will be archived and made available on the Company's website, **www.sunlife.com**, following the call**.**

The conference call can also be accessed by phone by dialing 416-644-3415 (Toronto), or 1 877 974-0445 (Canada/U.S.).

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2010, the Sun Life Financial group of companies had total assets under management of $455 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Consolidated Statements of Operations

(unaudited, in millions of Canadian dollars except for per share amounts)	For the three months ended		For the nine months ended	
	September 30 2010	September 30 2009	**September 30 2010**	September 30 2009
Revenue				
Premium income:				
Annuities	**$ 638**	$ 1,134	**$ 2,092**	$ 4,018
Life insurance	**1,608**	1,603	**4,652**	4,741
Health insurance	**1,103**	1,082	**3,298**	3,271
	3,349	3,819	**10,042**	12,030
Net investment income (loss):				
Changes in fair value of held-for-trading assets	**2,210**	3,072	**3,912**	5,025
Income (loss) from derivative instruments	**134**	(116)	**418**	(563)
Net gains (losses) on available-for-sale assets	**7**	53	**87**	(12)
Other net investment income	**1,262**	1,334	**3,866**	4,200
	3,613	4,343	**8,283**	8,650
Fee income	**783**	669	**2,281**	1,899
	7,745	8,831	**20,606**	22,579
Policy benefits and expenses				
Payments to policyholders, beneficiaries and depositors:				
Maturities and surrenders	**1,871**	1,006	**3,723**	3,564
Annuity payments	**334**	344	**999**	1,030
Death and disability benefits	**663**	703	**1,997**	2,335
Health benefits	**800**	788	**2,406**	2,390
Policyholder dividends and interest on claims and deposits	**258**	293	**814**	992
	3,926	3,134	**9,939**	10,311
Net transfers to (from) segregated funds	**230**	304	**689**	654
Increase (decrease) in actuarial liabilities	**1,588**	4,395	**4,537**	7,729
Commissions	**377**	423	**1,176**	1,244
Operating expenses	**825**	763	**2,460**	2,307
Premium taxes	**55**	56	**162**	166
Interest expense	**117**	103	**340**	309
	7,118	9,178	**19,303**	22,720
Income (loss) before income taxes and non-controlling interests	**627**	(347)	**1,303**	(141)
Income tax expense (benefit)	**141**	(238)	**138**	(455)
Non-controlling interests in net income (loss) of subsidiaries	**7**	4	**17**	10
Total net income (loss)	**479**	(113)	**1,148**	304
Less: Participating policyholders' net income (loss)	**1**	4	**5**	8
Shareholders' net income (loss)	**478**	(117)	**1,143**	296
Less: Preferred shareholder dividends	**25**	23	**68**	58
Common shareholders' net income (loss)	**$ 453**	$ (140)	**$ 1,075**	$ 238
Earnings (loss) per share				
Basic	$ 0.80	$ (0.25)	$ 1.90	$ 0.42
Diluted	$ 0.79	$ (0.25)	$ 1.88	$ 0.42

Consolidated Balance Sheets

		As at				
(unaudited, in millions of Canadian dollars)		**September 30 2010**		December 31 2009[1]		September 30 2009[1]
Assets						
Bonds – held-for-trading	$	**57,322**	$	51,634	$	49,965
Bonds – available-for-sale		**11,066**		9,673		10,164
Mortgages and corporate loans		**19,406**		19,449		20,059
Stocks – held-for-trading		**4,136**		4,331		4,062
Stocks – available-for-sale		**652**		635		648
Real estate		**4,901**		4,877		4,826
Cash, cash equivalents and short-term securities		**9,333**		11,868		11,831
Derivative assets		**1,935**		1,382		1,535
Policy loans and other invested assets		**3,547**		3,503		3,486
Other invested assets – held-for-trading		**468**		425		365
Other invested assets – available-for-sale		**462**		452		493
Invested assets		**113,228**		108,229		107,434
Goodwill		**6,364**		6,419		6,281
Intangible assets		**914**		926		937
Other assets		**4,987**		4,517		4,864
Total general fund assets	$	**125,493**	$	120,091	$	119,516
Segregated funds net assets	$	**85,532**	$	81,305	$	72,984
Liabilities and equity						
Actuarial liabilities and other policy liabilities	$	**88,200**	$	84,758	$	84,259
Amounts on deposit		**4,392**		4,181		4,125
Deferred net realized gains		**225**		225		232
Senior debentures		**3,811**		3,811		3,312
Derivative liabilities		**1,025**		1,257		1,432
Other liabilities		**6,319**		5,432		5,809
Total general fund liabilities		**103,972**		99,664		99,169
Subordinated debt		**3,046**		3,048		3,050
Non-controlling interests in subsidiaries		**53**		42		36
Total equity		**18,422**		17,337		17,261
Total general fund liabilities and equity	$	**125,493**	$	120,091	$	119,516
Segregated funds contract liabilities	$	**85,532**	$	81,305	$	72,984

[1] Opening retained earnings as at January 1, 2008 have been restated.

Media Relations Contact:
Frank Switzer
Vice-President, Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:
Phil Malek
Vice-President, Investor Relations
Tel: 416-204-8163
investor.relations@sunlife.com

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